8-26892 *AB 3/12

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SEC FILE NUMBER
8-26892

SEC Mail Processing Section
FEB 28 2014
Washington DC 404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cetera Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 South Syracuse, Suite 600
(No. and Street)

Denver	CO	80237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Paul Shelson (320) 229-3191
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OD 3/23/14

OATH OR AFFIRMATION

I, Mark Paul Shelson, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2013, and supplemental schedules as of December 31, 2013, pertaining to Cetera Advisor Networks LLC (the "Company") are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

JULIE ANNE PREUSSER
Notary Public
Minnesota
My Commission Expires January 31, 2018

Mark Paul Shelson 02/26/14

Signature Date

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Member's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements. See Note 13 to financial statements)
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements. See Note 13 to financial statements)
(x)	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
(x)	(m)	A Copy of the SIPC Supplemental Report (Filed as a Separate Document)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CETERA ADVISORS LLC
(SEC I.D. No. 8-26892)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2013, AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member and Board of Directors of
Cetera Investment Services LLC and Subsidiaries

We have audited the statement of financial condition of Cetera Investment Services LLC and subsidiaries (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Cetera Investment Services LLC and subsidiaries as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 27, 2014

CETERA ADVISORS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 15,158,104
Commissions receivable	9,170,543
Notes receivable, net of allowance for uncollectible notes of $460,238	4,714,681
Intangible assets, net of accumulated amortization of $1,052,593	6,567,002
Other receivables, net of allowance for doubtful accounts of $383,143	5,561,958
Other assets	1,393,591
TOTAL	$ 42,565,879

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Commissions payable	$ 10,151,604
Accrued compensation	1,937,364
Unearned income	4,093,097
Other liabilities	1,010,209
Total liabilities	17,192,274
MEMBER'S EQUITY:	
Member's capital	25,373,605
Retained earnings	-
TOTAL MEMBER'S EQUITY	25,373,605
TOTAL	$ 42,565,879

See notes to consolidated statement of financial condition.

1. NATURE OF BUSINESS AND OWNERSHIP

Cetera Advisors LLC and subsidiary (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and member of the National Futures Association. The Company provides brokerage, investment advisory and planning services, and insurance services to the public nationally through independent advisors.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). The majority shareholder of Cetera Holdings is Lightyear Fund II, L.P., which is managed by Lightyear Capital LLC.

The consolidated financial statement includes the accounts of Cetera Advisors LLC and its wholly owned subsidiary, Cetera Advisors Insurance Services, LLC. All intercompany balances and transactions have been eliminated in consolidation.

Multi-Financial Securities Corporation held the Company's assets and liabilities previously. Effective January 1, 2013, the Company converted from a "C" corporation to a single market limited liability company, and at the same time, the Company's name changed from Multi-Financial Securities Corporation. The change in organization and name had no effect on the operation of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The consolidated financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities, income taxes, revenue and expense accruals, and other matters that affect the consolidated financial statement and related disclosures. Management believes that the estimates utilized in preparing its consolidated financial statement are reasonable. Actual results could differ from those estimates.

Consolidation — The consolidated financial statement includes the accounts of the Company and its subsidiary. Intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents – Cash and cash equivalents are composed of interest and noninterest-bearing deposits and money market funds that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments, with original maturities of less than 90 days that are not required to be segregated under federal or other regulations.

Other Receivables – Other receivables primarily consist of other accrued fees from product sponsors and advisors. The Company periodically extends credit to its advisors in the form of commission advances. The decisions to extend credit to advisors are generally based on the advisors' ability to generate future commissions. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the advisors' registration

status. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

Classification and Valuation of Certain Investments – The classification of an investment determines its accounting treatment. The Company generally classifies its investments in debt and equity instruments (including mutual funds, annuities, corporate bonds, government bonds and municipal bonds) as trading securities. The Company has not classified any investments as available-for-sale. Investment classifications are subject to ongoing review and can change. Securities classified as trading are carried at fair value, while securities classified as held-to-maturity are carried at cost or amortized cost. The fair value of securities is determined by obtaining quoted market prices.

Securities Owned and Securities Sold, But Not Yet Purchased –Securities owned and securities sold, but not yet purchased are reflected on a settlement-date basis, which is not materially different from trade date basis, at market value in other assets/liabilities in the accompanying consolidated statement of financial condition.

Notes Receivable – The Company loans money to certain of its registered representatives under two types of promissory note agreements, which bear interest at various rates. Such agreements include forgivable promissory notes and payback promissory notes, which are described more fully in Note 10. The Company applies the effective interest income method for the discount accretion. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the advisors' registration status and the specific type of loan.

Other Assets – Other assets primarily consist of receivables from affiliates.

Fair Value of Financial Instruments – Substantially all of the Company's financial instruments are carried at fair value. Receivables and liabilities are carried at cost or cost plus accrued interest, which approximates fair value. Forgivable notes contain provisions for forgiveness of principal and accrued interest and have minimal cash inflows associated with them. As a result, the fair value of the forgivable notes is insignificant.

Intangible Assets – The Company determines the useful lives of identifiable intangible assets after considering the facts and circumstances related to each intangible asset. Factors considered when determining useful lives include assessing the existing customers and the cash flows, terms of contractual agreements, the history of the asset, and the Company's long-term strategy for the use of the asset. Intangible assets that are considered to have definite lives are amortized over their useful lives, generally ranging from 5 - 20 years. Management reviews intangible assets for impairment whenever indications of impairment exist. Impairment exists when the carrying amount of the intangible asset exceeds its implied fair value, resulting in an impairment charge for the excess.

Income Taxes – As a single member limited liability corporation, the Company is considered as a corporate division and recognizes an allocation of income taxes in its financial statement under an income tax sharing agreement with Cetera Financial. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses. Under the terms of the tax allocation agreement, income taxes are settled based on the total income tax provision. As such, the Company does not separately record deferred income taxes in the consolidated financial statement.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes payable and income tax expense on the consolidated statement of financial condition.

Stock-Based Compensation – Cetera Holdings allocates compensation expense to the Company. Such expense is derived from stock-based awards that are measured based on the grant-date fair value of the award, using the Black-Scholes option pricing model (service condition options) or a lattice valuation model (performance condition options). Stock-based compensation expense for service condition options is recognized over the requisite service period and includes the Cetera Holdings' estimate of expected forfeitures. Stock-based compensation expense for awards containing a performance condition is recognized based on the probable outcome of the performance condition at each reporting date. At the end of the contingency period, the total compensation cost recognized will be the grant-date fair value of all units that actually vest based on the outcome of the performance conditions. Cetera Holdings must make assumptions regarding the number of stock options that will be forfeited. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions do not impact the total amount of expense ultimately recognized over the vesting period. Rather, different forfeiture assumptions would only impact the timing of expense recognition over the vesting period.

Revenue Recognition

Commissions — The Company records commissions received from securities transactions on a settlement date basis, which is not materially different from the trade-date basis. Commissions generated from mutual fund, variable annuity, and insurance product purchases transacted directly with the product manufacturers, as well as mutual fund and annuity trailers are estimated for each accounting period. Commissions payable related to these transactions are recorded based upon estimated payout ratios for each product as it accrues for commission revenue.

Advisory Fees and Services — The Company provides investment advisory services to clients. Fees for the services are based on the value of the clients' portfolios and are generally billed at the beginning of each quarter. These fees, and the related expenses, are recognized over the period earned.

Asset Based Fees — Asset based fees include amounts earned related to client sweep account investments, and reimbursements and allowances from product providers related to the sale and custody of their products.

Transaction and Other Fees — The Company charges transaction fees for executing transactions on client accounts. Transaction-related charges are recognized on a settlement-date basis, which is not materially different from the trade-date basis. Other revenue includes fees charged to clients such as individual retirement account maintenance fees, margin interest, and confirmation fees, as well as fees charged to registered representatives for contracted services such as affiliation and transaction fees. These fees are recognized as earned.

3. INTANGIBLE ASSETS

A summary of the intangible assets subject to amortization as of December 31, 2013 as follows:

Intangible assets balance	$	7,619,595
Accumulated amortization		(1,052,593)
Intangible assets – net	$	6,567,002

Amortization expense for each of the years ending December 2014 through 2018 and thereafter is estimated as follows:

Estimated amortization expense for the years ending:

2014	$	513,047
2015		472,965
2016		458,711
2017		458,711
2018		458,711
Thereafter (for period 2019 – 2028)		4,204,857
Total	$	6,567,002

4. INCOME TAXES

The Company has reviewed and determined that there are no uncertain tax positions that would have a material impact on the consolidated financial statements of the Company. However, the Company may be subject to examination, within the statute of limitation, by the U.S. federal tax authorities for tax returns filed for 2010 to 2012 and by state tax authorities for 2009 to 2012.

5. EMPLOYEE BENEFIT PLANS

401(k) and Health and Welfare Benefit Plan for Employees —The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan that are administered by an affiliate. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by an affiliate. Costs of the plan are allocated to the Company based on rates determined by an affiliate. The Company had no separate employee benefit plan in 2013 and relied on its affiliated company to cover all eligible employees. All benefits that were paid by an affiliate were charged back to the Company for reimbursement.

6. STOCK-BASED COMPENSATION

Accounting Standards Codification ("ASC") Topic 718, *Compensation-Stock Compensation*, requires all share-based payments to employees and registered representatives to be recognized in the consolidated financial statement based upon the grant-date fair value. Restricted stock grants have been issued to certain registered representatives of the Company. In addition, certain employees of the Company have been granted stock options for Cetera Holdings stock and settled through a liability account with Cetera Holdings.

7. **RELATED PARTY TRANSACTIONS**

Cetera Financial allocates a portion of its general administrative expenses to the Company based on volume, number of personnel, and activity. At December 31, 2013, outstanding receivables from affiliates in connection with these services of $527,434 were included in other receivables.

8. **COMMITMENTS AND CONTINGENCIES**

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of the existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Leases —The Company is obligated under operating leases requiring minimum annual rentals. The Company has leases pursuant to agreements expiring in various years through 2017. The leases require payments of the Company's pro rata share of common area expenses and taxes.

The following is a schedule of minimum future rental payments required under operating leases for office space that have non-cancelable lease terms in excess of one year:

Years Ending December 31	
2014	$ 415,359
2015	450,495
2016	458,838
2017	229,419
Total minimum lease payments	$ 1,554,111

9. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Fair value measurement is prioritized to maximize the use of observable inputs and minimize the use of unobservable inputs within a three-level fair value hierarchy.

Level 1 — inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 — inputs (other than quoted prices included in Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 — inputs are unobservable for the asset or liability and rely on management's own assumptions as to what market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Cash equivalents include money market mutual fund instruments, which are short term in nature with a stated redemption value, are primarily classified within Level 1. The Company's fair value

hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013, is as follows:

	Fair Value Measurements on a Recurring Basis Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents — money market funds	$ 13,597,560	$ -	$ -	$ 13,597,560
Securities owned — recorded in other assets:				
Mutual funds	6,589	-	-	6,589
Equity securities	16,876	-	-	16,876
Total assets at fair value	$ 13,621,025	$ -	$ -	$ 13,621,025
Liabilities — recorded in other liabilities:				
Securities sold, but not yet purchased:				
Equity securities	$ 38,200	$ -	$ -	$ 38,200
Total liabilities at fair value	$ 38,200	$ -	$ -	$ 38,200

10. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR CREDIT LOSSES

Financing receivables with terms greater than one year generally arise from loans to registered representatives under promissory note agreements. The Company loans money to certain of its registered representatives under two types of agreements. One such agreement is a payback promissory note and the other is a forgivable promissory note. The payback notes are due at various maturity dates, and bear interest at various rates. The forgivable notes contain provisions for forgiveness of principal and accrued interest if the registered representative meets specified revenue production levels. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company amortizes the principal balance of the forgivable notes along with accrued interest into operations as commission expense ratably over the contractual term of the notes. In the event the registered representative does not meet the specified production level, the scheduled principal and interest are due. The Company intends to hold the notes for the term of the agreement.

The Company monitors its outstanding notes on a monthly basis to identify potential credit loss and impairment. Notes receivable are considered impaired when based upon current information and events management estimates it is probable that the Company will be unable to collect amounts due according to the terms of the promissory note. Criteria used to determine if impairment exists include, but are not limited to: historical payment and collection experience of the individual loan, event of default on the loan, status of the representative's selling contract with the Company, and, or any regulatory or legal action related to the representative. These assumptions require the use of significant management judgment and include the probability and timing of borrower default and loss severity estimates.

For promissory notes that are deemed impaired, a loan loss reserve is established for the difference between the carrying amount and the expected collectable amount. Changes in the loan loss reserve are recorded in allowance for doubtful accounts.

The Company's outstanding financing receivables as of December 31, 2013, are as follows:

	Acquired Loans	Originated Loans	Total
Balance	678,870	4,496,048	5,174,918
Allowance	(85,968)	(374,269)	(460,237)
Balance, net	$ 592,902	$ 4,121,779	$ 4,714,681

Of the balance of financing receivables as of December 31, 2013 $4,226,000 were forgivable loans and $488,681 were payback loans

The Company does not have off-balance sheet credit exposure as a result of these financing receivables.

The total recorded allowance for loan losses, in management's judgment, is adequate to provide for probable loan losses inherent in the financing receivable portfolio as of December 31, 2013.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. The rule requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2013, the Company had net capital of $6,303,426, which was $6,053,426 in excess of required net capital of $250,000. At December 31, 2013, the Company's wholly owned subsidiary had total assets of $3,985 and member's equity of $3,985. These amounts are not included in the Company's unconsolidated computation of net capital.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2013, the Company was in compliance with all such requirements.

12. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker, and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

13. SUBSEQUENT EVENTS

On January 16, 2014, it was announced that Lightyear Capital LLC entered into an agreement to sell the Company's ultimate wholly owned parent, Cetera Holdings, to RCS Capital Corporation ("RCAP") for $1.15 billion in cash, subject to certain customary adjustments. Following this

transaction, Cetera Holdings and its subsidiaries will become part of RCAP's retail advice platform. The closing of the transaction is subject to regulatory approvals and other customary closing conditions. The transaction is expected to close in the second quarter of 2014. Also, in connection with the close of this transaction, the vesting of certain stock-based compensation (see note 6) will accelerate and the associated cost will be allocated to the Company and settled through a liability account with Cetera Holdings.

* * * * * *

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 27, 2014

Cetera Advisors LLC and subsidiary
200 North Sepulveda Boulevard
El Segundo, CA 90245-5672

In planning and performing our audit of the consolidated financial statements of Cetera Advisors LLC and subsidiary (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014 and such report expressed an unmodified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP